                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-11525

Prospectus Supplement
(To Prospectus dated September 23, 1996)

COLORADO INTERSTATE GAS COMPANY

$100,000,000

6.85% SENIOR DEBENTURES DUE JUNE 15, 2037

Interest on the Debentures offered hereby (the "Debentures") is payable semi-annually, on June 15 and December 15 of each year, commencing December 15, 1997. The Debentures will not be redeemable at the option of the Company prior to maturity. Each holder of the Debentures will have the right to require the Company to redeem such holder's Debentures, in whole or in part, on June 15, 2007, at a redemption price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest. The Debentures will not be subject to any sinking fund. The Debentures will be issued only in book-entry form through the facilities of The Depository Trust Company ("Depository" or "DTC") and will be represented by one or more global securities (the "Global Debentures") registered in the name of DTC or its nominee.

              --------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              --------------------------------------------------

==========================================================================

                 PRICE TO            UNDERWRITING        PROCEEDS TO
                 PUBLIC(/1/)         DISCOUNT(/2/)       COMPANY(/3/)
--------------------------------------------------------------------------
 PER DEBENTURE   100.00%             .36%                99.64%
 TOTAL           $100,000,000        $360,000            $99,640,000

(1) Plus accrued interest, if any, from June 27, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."
(3) Before deduction of expenses payable by the Company estimated at $120,000.

              --------------------------------------------------

The Debentures are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the Debentures will be delivered in book-entry form only on or about June 27, 1997 through the facilities of DTC against payment therefor in immediately available funds.

CHASE SECURITIES INC.
     BEAR, STEARNS & CO. INC.
                  UBS SECURITIES
                                          CREDIT LYONNAIS SECURITIES (USA) INC.
                                                  NESBITT BURNS SECURITIES INC.

The date of this Prospectus Supplement is June 24, 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES, INCLUDING OVERALLOTMENT, STABILIZING TRANSACTIONS AND SYNDICATE SHORT COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of the Company's earnings to fixed charges, on a consolidated basis, for the periods indicated:

                                                                      THREE
                                                                      MONTHS
                                                                      ENDED
                                      YEAR ENDED DECEMBER 31,       MARCH 31,
                                      ----------------------------  -----------
                                      1992  1993  1994  1995  1996  1996   1997
                                      ----  ----  ----  ----  ----  -----  ----
      Ratio.......................... 6.22x 5.73x 6.50x 7.54x 6.93x 10.66x 6.55x

  For purposes of calculating the ratio of earnings to fixed charges, "earnings" are computed by adding to net earnings from continuing operations the provision for income taxes and fixed charges net of interest capitalized. "Fixed charges" consist of interest expensed plus interest capitalized and a portion of operating lease rent expense deemed to be representative of interest.

                                USE OF PROCEEDS

  The Company intends to use the net proceeds from the sale of the Debentures to retire $50,000,000 of borrowings incurred under the Company's $50,000,000 term loan credit facility (the "Term Loan Facility"), dated August 27, 1996 between the Company and The Chase Manhattan Bank, and for general corporate purposes. See "Underwriters." As of June 23, 1997, borrowings under the Term Loan Facility bore interest at a rate of 6.23% per annum. Borrowings under the Term Loan Facility were used for general corporate purposes.

                           DESCRIPTION OF SECURITIES

GENERAL

  The Debentures offered hereby by the Company are to be issued under an Indenture to be dated as of June 27, 1997, between the Company and Harris Trust and Savings Bank, as Trustee. The Indenture is more fully described in the accompanying Prospectus under "Description of Debt Securities."

   Each Debenture will mature on June 15, 2037 and will bear interest from the date of initial issuance at the rate of 6.85% per annum. Interest will be payable semi-annually on each June 15 and December 15, commencing December 15, 1997, to holders of record as of the last day of the month preceding the month in which such interest payment occurs.

  As of March 31, 1997, the Company had approximately $179.4 million of indebtedness outstanding which would rank pari passu with the Debentures, excluding indebtedness under the Term Loan Facility. See "Use of Proceeds."

REDEMPTION AT THE OPTION OF HOLDERS OF THE DEBENTURES ON JUNE 15, 2007

  On June 15, 2007, or if such date is not a business day, then the next succeeding business day (the "Redemption Date"), each holder of Debentures (a "Holder") will have the right (the "Redemption Right") to require the Company to redeem all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Debentures for cash at a purchase price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the Redemption Date.

  On or prior to March 30, 2007, the Company will mail a notice to each Holder stating that (a) in order for a Holder to exercise the Redemption Right, the Holder must surrender the Debentures in respect of which the Redemption Right is being exercised, together with the form entitled "Option of Holder to Elect Redemption on June 15, 2007" on the reverse of the Debentures, duly completed, or transfer such Debentures by book-entry, to the Trustee during the period from April 15, 2007 and prior to 5:00 p.m. (New York City time) on May 15, 2007 (or if such date is not a business day, then the next succeeding business day), (b) any election on the part of a Holder to exercise the Redemption Right effected in accordance with the foregoing shall be irrevocable on the part of the Holder and may not be withdrawn, (c) Holders whose Debentures are being redeemed only in part will be issued new Debentures equal in principal amount to the unredeemed portion of the Debentures surrendered, which unredeemed portion must be equal to $1,000 in principal amount or an integral multiple thereof, and (d) unless the Company defaults in the payment of principal and accrued interest on the Debentures to be redeemed on the Redemption Date, interest on such Debentures will cease to accrue on the Redemption Date. The Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable to the redemption of the Debentures pursuant to the Redemption Right.

  On the Redemption Date, the Company will, to the extent lawful, deposit with the Trustee an amount sufficient to redeem all Debentures or portions thereof being redeemed (together with accrued interest). Failure by the Company to redeem the Debentures on the Redemption Date will result in an Event of Default under the Indenture.

  Because the Debentures will be represented by one or more Global Debentures, a Holder must exercise the Redemption Right through the Depository's nominee. In order to ensure that the Depository's nominee will exercise in a timely manner the Redemption Right with respect to a particular Debenture, the beneficial owner of an interest therein must instruct the broker or other direct or indirect participant (as defined below) through which it holds an interest in such Debenture to notify the Depository of its desire to exercise the Redemption right. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a Global Debenture in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depository. See "--Book Entry System."

  All questions regarding the validity, form, eligibility (including time of receipt) and acceptance of any Debenture for redemption will be determined by the Company, whose determination will be final and binding.

BOOK-ENTRY SYSTEM

  The Debentures will be issued in the form of one or more fully registered Global Debentures which will be deposited with, or on behalf of, the Depository and registered in the name of the Depository or its nominee. Except as described below, Debentures in definitive form will not be issued.

  Upon the issuance of the Global Debentures, the Depository will credit the accounts of persons which have accounts with it ("participants") with the respective principal amounts of the Debentures represented by such Global Debentures. Such accounts shall be designated by the Underwriters. Ownership of beneficial interests in the Global Debentures will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Debenture will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository for such Global Debenture. Ownership of beneficial interests in such Global Debenture by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in a Global Debenture.

  Payment of principal of and interest on Debentures represented by any Global Debenture will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole Holder of the

Debentures represented thereby for all purposes under the Indenture. Neither the Company, the Trustee nor any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depository's records relating to or payments made on account of beneficial ownership interests in a Global Debenture representing any Debentures or for maintaining, supervising or reviewing any of the Depository's records relating to such beneficial ownership interests.

  The Company expects that the Depository, upon receipt of any payment of principal of or interest on any Global Debenture, will credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debenture as shown on the records of the Depository. Payments by participants to owners of beneficial interests in a Global Debenture held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

  A Global Debenture may not be transferred except as a whole by the Depository to a nominee of the Depository. A Global Debenture representing Debentures is exchangeable for Debentures in certificated form only if (x) the Depository notifies the Company that it is unwilling or unable to continue as Depository for such Global Debenture or if at any time the Depository ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and the Company fails within 90 days thereof to appoint a successor, (y) the Company in its sole discretion determines that such Global Debenture shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default (as defined in the Indenture) or an event which with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the Debentures represented by such Global Debenture. Any Global Debenture that is exchangeable pursuant to the preceding sentence shall be exchangeable for Debentures in certificated form issuable in denominations of $1,000 and integral multiples thereof and registered in such names as the Depository holding such Global Debentures shall direct. Subject to the foregoing, a Global Debenture is not exchangeable, except for a Global Debenture of like denomination to be registered in the name of the Depository or its nominee.

  So long as the Depository or its nominee is the registered owner of a Global Debenture, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Debentures represented by such Global Debenture for the purposes of receiving payment on the Debentures, receiving notices and for all other purposes under the Indenture and the Debentures. Beneficial interests in the Debentures will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided herein, owners of beneficial interests in a Global Debenture will not be entitled to and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such a Global Debenture must rely on the procedures of the Depository, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture.

  The Indenture provides that the Depository may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under the Indenture. The Company expects that, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in the Global Debentures desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depository, under existing industry practices, would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  The Depository has advised the Company as follows: It is a limited-purpose trust company which was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of securities transactions between Participants in such securities through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the

Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or indirect participants.

SAME DAY SETTLEMENT AND PAYMENT

  Settlement for the Debentures will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds or the equivalent.

  The Debentures will clear in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures that is effected through the Depository will therefore be required by the Depository to settle in immediately available funds.

                                 UNDERWRITERS

  Each of the Underwriters named below (the "Underwriters") has severally agreed, subject to the terms and conditions of the Underwriting Agreement and the related Terms Agreement, to purchase from the Company, and the Company has agreed to sell to each such Underwriter, the principal amount of Debentures set forth opposite its name. The Underwriting Agreement provides that the Underwriters will be obligated to purchase all of the Debentures if any are purchased.

                                                                    PRINCIPAL
      UNDERWRITER                                                     AMOUNT
      -----------                                                  ------------
      Chase Securities Inc........................................ $ 30,000,000
      Bear, Stearns & Co. Inc.....................................   25,000,000
      UBS Securities LLC..........................................   25,000,000
      Credit Lyonnais Securities (USA) Inc........................   10,000,000
      Nesbitt Burns Securities Inc................................   10,000,000
                                                                   ------------
                                                                   $100,000,000
                                                                   ============

  The Company has been advised by the Underwriters that they propose to make a public offering of the Debentures directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of 0.30% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Debentures to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

  The Debentures are new issues with no established trading market. The Company has been advised by the Underwriters that the Underwriters presently intend to make a market in the Debentures after the consummation of the offering, although the Underwriters are under no obligation to do so and the Underwriters may discontinue any such market making at any time in their sole discretion. No assurance can be given as to the liquidity of the trading market for the Debentures or that an active trading market for the Debentures will develop.

  The Company has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the Underwriters may be required to make in respect thereof.

  In connection with the offering of the Debentures, Chase Securities Inc., on behalf of the Underwriters, may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Debentures in the open market for the purpose of pegging, fixing or maintaining the price of the Debentures. Syndicate covering transactions involve purchase of the Debentures in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Debentures to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

  The Underwriters and/or affiliates thereof have engaged in general financing and banking transactions with, and provided investment banking services to, the Company and/or its affiliates from time to time in the ordinary course of business, and they may do so in the future.

  Chase Securities Inc. is an affiliate of The Chase Manhattan Bank which is the lender to the Company under the Term Loan Facility. The Company expects to use a portion of the net proceeds from the sale of the Debentures to repay outstanding borrowings under the Term Loan Facility. See "Use of Proceeds." The Chase Manhattan Bank will receive all of such repayment. Because more than 10% of the net proceeds of the offering will be paid to an affiliate of a member of the National Association of Securities Dealers, Inc. (the "NASD") which is participating in the distribution of the Debentures, the offering is being conducted pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules of the NASD.

                                    EXPERTS

  The annual consolidated financial statements of the Company incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS


                        Colorado Interstate Gas Company


                                DEBT SECURITIES

  Colorado Interstate Gas Company ("CIG" or the "Company") intends to issue from time to time its senior unsecured debt securities (the "Debt Securities") at an aggregate initial offering price not to exceed $100,000,000 (or, if the principal of the Debt Securities is payable in a foreign currency, the equivalent thereof at the time of offering), which will be offered on terms to be determined at the time of sale. The accompanying Prospectus Supplement (the "Prospectus Supplement") sets forth the specific terms of the Series of Debt Securities (the "Series") in respect of which this Prospectus is being delivered, including the designation of the Debt Securities, the aggregate principal amount offered, the rate or rates of interest or the provisions for determining such rate or rates and the time of payment thereof, maturity, currency of payment, offering price, terms relating to redemption (whether mandatory, at the option of the Company or the holder) and information as to listing on any securities exchange.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMIS-
       SION PASSED UPON  THE ACCURACY  OR ADEQUACY  OF THIS PROSPECTUS.
        ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


  The Debt Securities may be sold directly by the Company, through agents designated by the Company from time to time or through underwriters or dealers designated by the Company from time to time. If any agents of the Company or any dealers or underwriters are involved in the sale of the Series of Debt Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable agent's commission, dealer's purchase price or underwriter's discount are set forth in or may be calculated from the Prospectus Supplement. The net proceeds to the Company from such sale will be the purchase price of such Series of Debt Securities less such commission in the case of an agent, the purchase price of such Series of Debt Securities in the case of a dealer or the public offering price of such Series of Debt Securities less such discount in the case of an underwriter and less, in each case, other attributable issuance expenses. See "Plan of Distribution" for indemnification arrangements for agents, dealers and underwriters.

                               ----------------

               The date of this Prospectus is September 23, 1996

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024 Washington, D.C. 20549, and at regional offices of the Commission at the following addresses: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwest Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004, upon the payment of fees prescribed by the Commission. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. Similar information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

  This Prospectus does not contain all the information set forth in the Registration Statement on Form S-3 (together with all amendments, exhibits and Schedules thereto, the "Registration Statement"), of which this Prospectus is a part, and exhibits relating thereto, which CIG has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits are on file at the offices of the Commission and may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  CIG hereby incorporates in this Prospectus by reference the following documents which have been filed with the Commission pursuant to the Exchange Act (File No. 1-4874):

    (a) CIG's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 Annual Report"); and

    (b) CIG's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 1996.

  All documents filed by CIG pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Any person, including any beneficial owner, receiving a copy of this Prospectus may obtain without charge, upon request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Such requests should be directed to Colorado Interstate Gas Company, c/o The Coastal Corporation, Coastal Tower, Nine Greenway Plaza, Houston, Texas 77046-0995, Attention: Corporate Secretary, telephone number:
(713) 877-1400.

                                  THE COMPANY

  CIG is a Delaware corporation organized in 1927. All of CIG's outstanding common stock is owned by Coastal Natural Gas Company, which is a wholly-owned subsidiary of The Coastal Corporation ("Coastal"). CIG owns and operates an interstate natural gas pipeline system and also has gas and oil exploration and production operations.

  The Company's principal office is located at Two North Nevada Avenue, Colorado Springs, Colorado 80903-1727 (telephone number (719) 473-2300).

                                USE OF PROCEEDS

  Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used for general corporate purposes.

                      RATIO OF EARNINGS TO FIXED CHARGES

  A description of the Company's ratio of earnings to fixed charges, on a consolidated basis, will appear in the accompanying Prospectus Supplement.

                            DESCRIPTION OF BUSINESS

  The Company is involved in the production, gathering, processing, transportation, storage and sale of natural gas. CIG purchases and produces natural gas and makes sales of such gas at the wellhead principally to local gas distribution companies for resale. Separately, CIG contracts to gather, process, transport and store natural gas owned by third parties.

  CIG's gas transmission system extends from gas production areas in the Texas Panhandle, western Oklahoma and western Kansas, northwesterly through eastern Colorado to the Denver area, and from production areas in Montana, Wyoming and Utah, southeasterly to the Denver area. The Company's gas gathering and processing facilities are located throughout the production areas adjacent to its transmission system. Most of the Company's gathering facilities connect directly to its transmission system, but some gathering systems are connected to other pipelines. The Company also has certain gathering facilities located in New Mexico. CIG owns four underground gas storage fields; three located in Colorado, and one in Kansas.

  The Company's principal pipeline facilities at December 31, 1995 consisted of 6,381 miles of pipeline and 68 compressor stations with approximately 345,000 installed horsepower. At December 31, 1995, the design peak day delivery capacity of the transmission system was approximately 2 billion cubic feet ("Bcf") per day. The underground storage facilities have a working capacity of approximately 29 Bcf and a peak day delivery capacity of approximately 780 million cubic feet ("MMcf").

  Beginning in October 1993, CIG implemented Order 636 on its system and as a result, CIG's gas sales contracts have been "unbundled" and such sales are now made at the producer wellhead. Effective October 1, 1993, CIG formed an unincorporated Merchant Division to conduct most of the Company's sales activity in the Order 636 environment. Gas sales volumes include sales which continue to be made by CIG together with sales of its Merchant Division.

  CIG has engaged in "open access" transportation and storage of gas owned by third parties for several years. As a result of Order 636, the Company has "unbundled" these services from its sales services and continues to provide these services to third parties under individual contracts. Such services are at negotiated rates that are within minimum and maximum levels approved by the Federal Energy Regulatory Commission. Also, pursuant to Order 636, the Company, on September 30, 1993, sold all of its working gas except for 3.8 Bcf which it retained for operational needs.

  CIG's deliveries for the years 1995, 1994 and 1993 were as follows:

                                TOTAL SYSTEM                                   DAILY AVERAGE
         YEAR                    DELIVERIES                                  SYSTEM DELIVERIES
         ----                   ------------                                 -----------------
                                   (Bcf)                                          (MMcf)
         1995                        456                                           1,248
         1994                        436                                           1,195
         1993                        453                                           1,241

  CIG has approximately 3,000 miles of gathering lines and approximately 109,200 horsepower of compression in its gathering operations. CIG owns and operates six gas processing plants which recovered approximately 81 million gallons of liquid hydrocarbons in 1995, compared to 88 million gallons in 1994 and 86 million gallons in 1993, and 4,600 long tons of sulfur in 1995, compared to 4,300 long tons in 1994 and 4,400 long tons in 1993. Additionally, in 1995 and 1994, CIG processed approximately 6 million gallons of liquid hydrocarbons owned by others compared to 12 million gallons in 1993. These plants, with a total operating capacity of approximately 697 MMcf daily, recover mainly propane, butanes, natural gasoline, sulfur and other by-products, which are sold to refineries, chemical plants and other customers.

  The table below represents estimates of the Company's owned or controlled reserves as of December 31, 1995, 1994 and 1993, as prepared by CIG's independent engineers.

                                                                  1995 1994 1993
                                                                  ---- ---- ----
      Owned or controlled by CIG (Bcf)........................... 346  383  433

  At December 31, 1995, CIG maintained under its own account 1.4 Bcf of natural gas in underground working storage for system balancing. The Company has an additional 37.8 Bcf of base gas in its four owned storage fields.

  The Company has domestic gas and oil production operations. The gas is delivered primarily to CIG's interstate gas pipeline system while the crude oil and condensate are sold at the wellhead to oil purchasing companies at prevailing market prices. The production of gas and oil is subject to regulation in states in which the Company operates.

  The following table shows gas, oil and condensate production volumes of the Company, including quantities attributable to its natural gas system, for the three years ended December 31, 1995:

                                                             1995   1994   1993
                                                            ------ ------ ------
      Gas (MMcf)........................................... 52,341 61,046 56,454
      Oil (000 barrels)....................................     20      8      8
      Condensate (000 barrels).............................     63     74     49

  The following table summarizes sales price and unit cost information of the Company's exploration and production operations for the three years ended December 31, 1995:

                                                             1995   1994   1993
                                                            ------ ------ ------
      Average sales price (net of production taxes):
        Gas--per thousand cubic feet ("Mcf")............... $ 1.04 $ 1.44 $ 1.81
        Oil--per barrel....................................  15.96  14.38  15.18
        Condensate--per barrel.............................  16.05  15.09  15.92
      Average production cost per unit (equivalent Mcf).... $ 0.45 $ 0.37 $ 0.51

  At December 31, 1995, the gas and oil properties of the Company included leasehold interests covering 459,411 acres (345,150 net acres), of which 381,455 acres (317,538 net acres) were developed and 77,956 acres (27,612 net acres) were undeveloped. The net developed acreage is concentrated principally in Texas (78%), Oklahoma (8%), Wyoming (6%) and Utah (6%). The net undeveloped acreage is principally in Wyoming (52%), Montana (21%) and Colorado (9%).

  The Company drilled 7 gross (2.44 net) gas wells, 19 gross (7.68 net) gas wells and 22 gross (12.53 net) gas wells in 1995, 1994 and 1993, respectively. The Company had 986 gross (840.22 net) productive gas wells and 7 gross (6.24 net) productive oil wells as of December 31, 1995.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities will be issued under an Indenture dated as of a date on or prior to the issuance of the Debt Securities (the "Indenture"), between the Company and a trustee (the "Trustee"). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The summaries of certain provisions of the Indenture hereunder do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms and those terms made part of the Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the Indenture. Certain capitalized terms used below and not defined have the respective meanings assigned thereto in the Indenture.

TERMS

  The Indenture provides for the issuance by the Company from time to time of its Debt Securities in one or more Series. The Indenture does not limit the amount of Debt Securities which may be issued thereunder, and provides that the specific terms of any Series of Debt Securities shall be set forth in, or determined pursuant to, an Authorizing Resolution and/or a supplemental indenture, if any, relating to such Series.

  The specific terms of the Series of Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement relating thereto, including the following, as applicable:

    1. the title of the Series;

    2. the aggregate principal amount of the Debt Securities of the Series;

    3. the date or dates on which principal and premium, if any, on the Debt Securities of the Series is payable, and, if applicable, the terms on which such maturity may be extended;

    4. the rate or rates of interest (if any) on the Debt Securities of such Series (whether floating or fixed), the provisions, if any, for determining such interest rate or rates and adjustments thereto, the interest payment dates and the regular record dates with respect thereto;

    5. the currency(ies) in which principal, premium, if any, and interest are payable by the Company, if other than United States dollars;

    6. provisions relating to redemption, at the option of the Company, pursuant to a Sinking Fund or otherwise or at the option of a Holder and the respective redemption dates and redemption prices and the terms and conditions for such redemption;

    7. whether Debt Securities of the Series are to be issuable initially in temporary global form and whether any Debt Securities of the Series are to be issuable in permanent global form and, if so, whether beneficial owners of interests in any such security in permanent global form may exchange such interests for Debt Securities of such Series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in the applicable Indenture, and, if Debt Securities of the Series are to be issuable as a Global Security (as defined below), the identity of the depository for such Series;

    8. additional or different covenants or Events of Default, if any, with respect to the Debt Securities of such Series in addition to or in lieu of the covenants and Events of Default specified in the Indenture; and

    9. if less than 100% of the principal amount of the Debt Securities of such Series is payable on acceleration or provable in bankruptcy (which may be the case for Original Issue Discount Securities), a schedule of the amounts which would be so payable or provable from time to time.

  The Debt Securities will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof, or in such other currencies or denominations as may be specified in, or pursuant to, the Authorizing Resolution and/or supplemental indenture relating to such Series of Debt Securities. The Debt Securities will be senior unsecured obligations of the Company.

  Except as otherwise specified in the Authorizing Resolution and/or supplemental indenture relating to the Debt Securities in respect of which this Prospectus is being delivered, principal and interest will be payable, and the Debt Securities will be transferable, at the corporate trust office of the Trustee in New York, New York or at such other office of the Trustee as is set forth in the applicable Prospectus Supplement. At the Company's option, interest may be paid by check mailed to the registered holders of the Debt Securities. The Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges. Initially, the Trustee will act as paying agent and registrar under the Indenture. The Company may act as paying agent and registrar and may change any paying agent or registrar without notice.

  Except as otherwise specified in the Authorizing Resolution and/or supplemental indenture relating to the Debt Securities in respect of which this Prospectus is being delivered, the Debt Securities do not contain event risk provisions designed to require the Company to redeem the Debt Securities, reset the interest rate or take other actions in response to highly leveraged transactions, change in credit rating or other similar occurrences.

CERTAIN COVENANTS

  The applicable Prospectus Supplement will describe any material covenants in respect of a Series of Debt Securities that are not described in this Prospectus. Unless otherwise indicated in the applicable Prospectus Supplement, Debt Securities will include the covenants described below.

 Definitions

  "Attributable Debt" will mean, with respect to any Sale and Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the Company, be extended).

  "Consolidated Net Tangible Assets" will mean the total assets appearing on a consolidated balance sheet of the Company and its Subsidiaries, less, without duplication: (i) current liabilities; (ii) reserves for estimated rate refunds pending the outcome of a rate proceeding to the extent such refunds have not been finally determined; (iii) all intangible assets; and (iv) deferred income tax assets.

  "Funded Debt" will mean all Indebtedness maturing one year or more from the date of the creation thereof, all Indebtedness directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Indebtedness under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more, even though such Indebtedness may also conform to the definition of Short-Term Borrowing (as defined in the Indenture).

  "Indebtedness" will mean (i) any liability of any person (a) for borrowed money, (b) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets (other than inventory or similar property acquired in the ordinary course of business), including securities, or (c) for the payment of money relating to a Capitalized Lease Obligation (as defined in the Indenture); (ii) any guarantee by any person of any liability of others described in the preceding clause (i); and (iii) any amendment, renewal, extension or refunding of any liability of the types referred to in clauses
(i) and (ii) above.

  "Lien" will mean any mortgage, lien, pledge, charge or other security interest or encumbrance of any kind.

  "Principal Domestic Property of the Company" will mean any property, plant, equipment or facility of the Company which is located in the United States or any territory or political subdivision thereof, except any property which the Board of Directors or management of the Company shall determine to be not material to the business or operations of the Company and its Subsidiaries, taken as a whole.

  "Sale and Leaseback Transaction" will have the meaning set forth in the "Restrictions on Sales and Leasebacks" covenant described below.

  "Significant Subsidiary" will mean a Subsidiary, including its Subsidiaries, which meets any of the following conditions:

    (a) the Company's and its other Subsidiaries' investments in and advances to the Subsidiary exceed 10 percent of the total assets of the Company and its Subsidiaries consolidated as of the end of any two of the three most recently completed fiscal years;

    (b) the Company's and its other Subsidiaries' proportionate share of the total assets of the Subsidiary exceeds 10 percent of the total assets of the Company and its Subsidiaries consolidated as of the end of any two of the three most recently completed fiscal years; or

    (c) the Company's and its other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds 10 percent of such income of the Company and its Subsidiaries consolidated as of the end of any two of the three most recently completed fiscal years.

  "Stated Maturity" when used with respect to any security or any installment of interest thereon means the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

  "Subsidiary" will mean (i) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by the Company, by the Company and a Subsidiary (or Subsidiaries) of the Company or by a Subsidiary (or Subsidiaries) of the Company or (ii) any person (other than a corporation) in which the Company, a Subsidiary (or Subsidiaries) of the Company or the Company and a Subsidiary (or Subsidiaries) of the Company, directly or indirectly, at the date of determination thereof has at least majority ownership interest; provided that no corporation shall be deemed a Subsidiary until the Company, a Subsidiary (or Subsidiaries) of the Company or the Company and a Subsidiary (or Subsidiaries) of the Company acquires more than 50% of the outstanding voting stock thereof and has elected a majority of its board of directors.

 Restrictions on Liens

  The Company will not incur, create, assume or otherwise become liable with respect to any Indebtedness secured by a Lien, or guarantee any Indebtedness with a guarantee which is secured by a Lien, on any Principal Domestic Property of the Company or any shares of stock or Indebtedness of any Significant Subsidiary, without effectively providing that the Debt Securities (together with, if the Company shall so determine, any other Indebtedness of the Company then existing or thereafter created ranking equally with the Debt Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured Indebtedness, so long as such secured Indebtedness shall be so secured; provided, however, that this covenant will not apply to Indebtedness secured by: (a) Liens existing on the date of the Indenture; (b) Liens in favor of governmental bodies to secure progress, advance or other payments; (c) Liens existing on property, shares of stock or Indebtedness at the time of acquisition thereof (including acquisition through lease, merger or consolidation) or Liens to secure the payment of all or any part of the purchase price thereof or the cost of construction, installation, renovation, improvement or development thereon or thereof or to secure any Indebtedness incurred prior to, at the time of, or within 360 days after the later of the acquisition, completion of such construction, installation, renovation, improvement or development or the commencement of full operation of such property or within 360 days after the acquisition of such shares or Indebtedness for the purpose of financing all or any part of the purchase price thereof; (d) Liens securing Indebtedness in an aggregate amount which, at the time of incurrence and together with all outstanding Attributable Debt in respect of Sale and Leaseback Transactions permitted by clause (y) in the "Restrictions on Sales and Leasebacks" covenant, does not exceed ten percent of the Consolidated Net Tangible Assets of the Company; (e) Liens securing Indebtedness other than Funded Debt; and (f) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Liens referred to in the foregoing clauses (a) through (e) inclusive; provided that such extension, renewal or replacement of such Lien is limited to all or any part of the same property, shares of stock or Indebtedness that secured the Lien extended, renewed or replaced (plus improvements on such property), and that such secured Indebtedness at such time is not increased.

 Restrictions on Sales and Leasebacks

  The Company will not sell or transfer any Principal Domestic Property of the Company, with the Company taking back a lease of such Principal Domestic Property of the Company (a "Sale and Leaseback Transaction"), unless (i) such Principal Domestic Property of the Company is sold within 360 days from the date of acquisition of such Principal Domestic Property of the Company or the date of the completion of construction or commencement of full operations of such Principal Domestic Property of the Company, whichever is later, or (ii) the Company, within 120 days after such sale, applies or causes to be applied to the retirement of Funded Debt of the Company or any Subsidiary (other than Funded Debt of the Company which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Debt Securities) an amount not less than the greater of (A) the net proceeds of the sale of such Principal Domestic Property of the Company or (B) the fair value (as determined in any manner approved by the Board of Directors) of such Principal Domestic Property of the Company. The provisions of this covenant shall not prevent a Sale and Leaseback Transaction (x) if the lease entered into by the Company in connection therewith is for a period, including renewals, of not more than 36 months or (y) if the Company would, at the time of entering into such Sale and Leaseback Transaction, be entitled, without equally and ratably securing the Debt Securities, to create or assume a Lien on such Principal Domestic Property of the Company securing Indebtedness in an amount at least equal to the Attributable Debt in respect of such Sale and Leaseback Transaction pursuant to clause (d) above in the "Restrictions on Liens" covenant.

MERGER, CONSOLIDATION OR SALE OF ASSETS

  The Company shall not consolidate with or merge with or into any other corporation or transfer all or substantially all of its property and assets as an entirety to any person, unless (i) either the Company shall be the continuing person, or the person (if other than the Company) formed by such consolidation or into which the Company is merged or to which all or substantially all of the properties and assets of the Company as an entirety are transferred is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia which expressly assumes all of the obligations of the Company under each Series of Debt Securities and the Indenture with respect to each such Series and (ii) immediately before and immediately after giving effect to such transaction, no Event of Default and no event which, after notice or passage of time or both, would become an Event of Default shall have occurred and be continuing. Notwithstanding the foregoing, any Subsidiary may consolidate with, merge with or into or transfer all or part of its properties and assets to the Company or any other Subsidiary or Subsidiaries.

RANKING

  The Debt Securities constitute senior unsecured obligations of the Company. As of June 30, 1996, the Company had approximately $180 million of indebtedness outstanding which would rank pari passu with the Debt Securities. Except as otherwise specified in the Authorizing Resolution and/or supplemental indenture relating to the Debt Securities in respect of which this Prospectus is being delivered, there are no limitations in the Indenture relating to the Debt Securities on the amount of additional Indebtedness which may rank pari passu with the Debt Securities or on the amount of Indebtedness, secured or otherwise, which may be incurred or preferred stock which may be issued by any of the Company's Subsidiaries; provided, that the incurrence of secured Indebtedness by the Company is subject to the limitations set forth in the "Restrictions on Liens" covenant.

DISCHARGE

  Unless otherwise provided in the Prospectus Supplement, the Company may terminate its obligations under any Series of Debt Securities and the Indenture with respect to such Series, at any time, (a) by delivering all outstanding Debt Securities of such Series to the Trustee for cancellation and paying any other sums payable by it under such Debt Securities and the Indenture with respect to such Series, or (b) after giving notice to the Trustee of its intention to defease all of the Debt Securities of such Series by irrevocably depositing with the Trustee or a paying agent (other than the Company or a Subsidiary) (i) in the case of any Debt Securities of any Series denominated in U.S. dollars, cash or U.S. Government Obligations sufficient to pay all principal of and interest on such Debt Securities and (ii) in the case of any Debt Securities of any Series denominated in any currency other than U.S. dollars, an amount of the Required Currency (as defined in the Indenture) sufficient to pay all principal of and interest on such Debt Securities; provided that if such irrevocable deposit pursuant to (b) above is made on or prior to one year from the Stated Maturity for payment of principal of such Series of Debt Securities, the Company shall have delivered to the Trustee either an opinion of counsel with no material qualifications or a favorable ruling of the Internal Revenue Service, in either case to the effect that holders of such Debt Securities (i) will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit (and the defeasance contemplated in connection therewith) and (ii) will be subject to Federal income tax on the same amounts and in the same manner and at the same time as would have been the case if such deposit and defeasance had not occurred.

MODIFICATION AND WAIVER

  Modification and amendment of the Indenture will be permitted to be made by the Company and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding Debt Securities of all Series affected thereby (voting as a single class); provided that such modification or amendment may not, without the consent of each holder of the Debt Securities affected thereby, (i) extend the Stated Maturity of the principal of or any installment of interest with respect to the Debt Securities; (ii) reduce the principal amount of, or the rate of interest on, or alter the redemption provisions with respect to, the Debt Securities; (iii) change the currency of payment of principal of or interest on the Debt Securities; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Debt Securities; (v) reduce the above-stated percentage of holders of the Debt Securities of any Series necessary to modify or amend the Indenture relating to such Series; or (vi) modify the foregoing requirements or reduce the percentage of outstanding Debt Securities necessary to waive any covenant or past default. Holders of not less than a majority in principal amount of the outstanding Debt Securities of all Series affected thereby (voting as a single class) may waive certain past defaults and may waive compliance by the Company with any provision of the Indenture relating to such Debt Securities (subject to the immediately preceding sentence); provided, that only the holders of a majority in principal amount of Debt Securities of a particular Series may waive compliance with a provision of the Indenture relating to such Series or the Debt Securities of such Series having applicability solely to such Series.

EVENTS OF DEFAULT AND NOTICE THEREOF

  Unless otherwise provided in the applicable Prospectus Supplement, each Indenture will provide that the following events are "Events of Default" with respect to any Series of Debt Securities issued thereunder: (i) failure of the Company to pay interest on such Series of Debt Securities within 30 days of when due or principal on such Series of Debt Securities when due (including any Sinking Fund installment); (ii) failure to perform any other agreement contained in the Debt Securities of such Series or the Indenture relating to such Series (other than an agreement relating solely to another Series of Debt Securities) for 60 days after notice; (iii) certain events of bankruptcy, insolvency or reorganization with respect to the Company. Additional or different Events of Default, if any, applicable to the Series of Debt Securities in respect of which this Prospectus is being delivered will be specified in the applicable Prospectus Supplement.

  The Indenture will provide that the Trustee shall, within 75 days after the occurrence of any default (the term "default" to include the events specified above without grace or notice) with respect to any Series of Debt Securities actually known to it, give to the holders of such Debt Securities notice of such default; provided that, except in the case of a default in the payment of principal of or interest on any of the Debt Securities of such Series or in the payment of any Sinking Fund installment, the Trustee for such Series shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of such Debt Securities. The Indenture will require the Company to certify to the Trustee under the Indenture quarterly as to whether any default occurred during such quarter.

  In case an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization) with respect to any Series of Debt Securities shall occur and be continuing, the Trustee for such Series or the holders of at least 25% in aggregate principal amount of the Debt Securities of such Series then outstanding, by notice in writing to the Company (and to the Trustee for such Series if given by the holders of the Debt Securities of such Series), will be entitled to declare all unpaid principal of and accrued interest on such Debt Securities then outstanding to be due and payable immediately. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, all unpaid principal of and accrued interest on all Debt Securities of such Series then outstanding shall be due and payable immediately without any declaration or other act on the part of the Trustee for such Series or the holders of any Debt Securities of such Series. Such acceleration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on the Debt Securities of such Series) may be waived by the holders of a majority in principal amount of the Debt Securities of such Series then outstanding upon the conditions provided in the Indenture.

  The Indenture will provide that no holder of the Debt Securities of any Series issued thereunder may pursue any remedy under the Indenture unless the Trustee for such Series shall have failed to act after, among other things, notice of an Event of Default and request by holders of at least 25% in principal amount of the Debt Securities of such Series of which the Event of Default has occurred and the offer to the Trustee for such Series of indemnity satisfactory to it; provided, however, that such provision does not affect the right to sue for enforcement of any overdue payment on such Debt Securities.

THE TRUSTEE

  The Indenture will contain certain limitations on the right of the Trustee thereunder, as a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest, it must eliminate such conflict or resign.

  The holders of a majority in principal amount of all outstanding Debt Securities of a Series (or if more than one Series is affected thereby, of all Series so affected voting as a single class) will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the Trustee for such Series or all such Series so affected.

  In case an Event of Default shall occur (and shall not be cured) relating to a Series of Debt Securities and is known to the Trustee for such Series, such Trustee shall exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Debt Securities unless they shall have offered to the Trustee security and indemnity satisfactory to it.

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by the laws of the State of New York.

GLOBAL SECURITIES; BOOK-ENTRY SYSTEM

  The Debt Securities of any Series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such Series. Global Securities, if any, issued in the United States are expected to be deposited with The Depository Trust Company ("DTC"), as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee or such Depository or by such Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

  The specific terms of the depository arrangement with respect to any Series of Debt Securities will be described in the Prospectus Supplement relating to such Series. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to depository arrangements.

  Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts will be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants.

  The Company expects that, pursuant to procedures established by DTC, ownership of beneficial interests in any Global Security with respect to which DTC is the Depository will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its Participants relating to beneficial ownership interests in the Debt Securities. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

  So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture. Beneficial owners of Debt Securities evidenced by a Global Security will not be considered the owners or holders thereof under the applicable Indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the Trustee thereunder. Accordingly, each person owning a beneficial interest in a Global Security with respect to which DTC is the Depository must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interests, to exercise any rights of a holder under the applicable Indenture. The Company understands that, under existing industry practice, if it requests any action of holders or if an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture. DTC would authorize the Participants holding the relevant beneficial interest to give or take such action, and such Participants would authorize beneficial owners through such Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

  Payments of principal of, and any interest on, individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to or at the direction of the Depository or its nominee, as the case may be, as the registered owner of the Global Security under the applicable Indenture. Under the terms of the applicable Indenture, the Company and the Trustee may treat the persons in whose name Debt Securities, including a Global Security, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Debt Securities (including principal and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant Global Security as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name, and will be the responsibility of such Participants. Redemption notices with respect to any Debt Securities represented by a Global Security will be sent to the Depository or its nominee. If less than all of the Debt Securities of any series are to be redeemed, the Company expects the Depository to determine the amount of the interest of each Participant in such Debt Securities to be redeemed to be determined by lot. None of the Company, the Trustee, any Paying Agent or the Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining any records with respect thereto.

  Neither the Company nor the Trustee will be liable for any delay by the holders of a Global Security or the Depository in identifying the beneficial owners of Debt Securities and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a Global Security or the Depository for all purposes. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

  If a Depository for any Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

  The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with a depository, or with a nominee for such depository, identified in the applicable Prospectus Supplement. Any such Bearer Global Securities may be issued in temporary or permanent form. The specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement.

                             PLAN OF DISTRIBUTION

  The Company may sell the Debt Securities in any of three ways: (i) through underwriters or dealers; (ii) directly to a limited number of institutional purchasers or to a single purchaser; or (iii) through agents. Any such dealer or agent, in addition to any underwriter, may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended. The terms of the offering of the Series of Debt Securities with respect to which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement, including the name or names of any underwriters, dealers or agents, the purchase price of such Series and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions which may be allowed or reallowed or paid to dealers and any securities exchanges on which the Series may be listed.

  If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Debt Securities described in the accompanying Prospectus Supplement will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such Debt Securities if any are so purchased by them. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  The Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agents involved in the offer or sale of the Debt Securities in respect of which this Prospectus is being delivered are named, and any commissions payable by the Company to such agents are set forth in the accompanying Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  If dealers are utilized in the sale of any Debt Securities, the Company will sell the Debt Securities to the dealers, as principals. Any dealer may resell the Debt Securities to the public at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the Prospectus Supplement with respect to the Debt Securities being offered thereby.

  If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the Series of Debt Securities to which this Prospectus and the Prospectus Supplement relates from the Company at the public offering price set forth in the Prospectus Supplement, plus accrued interest, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Underwriters will not be obligated to make a market in any Debt Securities. The Company cannot predict the activity of trading in, or liquidity of, any Debt Securities.

  Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by the Company to payments they may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Debt Securities offered hereby are being passed upon for the Company by Austin M. O'Toole, Esq., Senior Vice President and Secretary of CIG, and for the underwriters, agents and dealers by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. As of August 1, 1996, Mr. O'Toole beneficially owned approximately 32,865 shares of Common Stock and 655 shares of Class A Common Stock of Coastal, including exercisable stock options.

                                    EXPERTS

  The annual consolidated financial statements of the Company incorporated in this Prospectus by reference from the 1995 Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY TO ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SINCE THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.



-------------------------------------
TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

Ratio of Earnings to Fixed Charges               S-2
Use of Proceeds                                  S-2
Description of Securities                        S-2
Underwriters                                     S-5
Experts                                          S-6

                                  PROSPECTUS

Available Information                              2
Incorporation of Certain Documents by Reference    2
The Company                                        3
Use of Proceeds                                    3
Ratio of Earnings to Fixed Charges                 3
Description of Business                            3
Description of Debt Securities                     5
Plan of Distribution                              13
Legal Matters                                     14
Experts                                           14

Prospectus Supplement
COLORADO INTERSTATE
GAS COMPANY
$100,000,000
6.85% Senior Debentures
Due June 15, 2037



CHASE SECURITIES INC.

BEAR, STEARNS & CO. INC.

UBS SECURITIES

CREDIT LYONNAIS SECURITIES (USA) INC.

NESBITT BURNS SECURITIES INC.
Dated June 24, 1997